UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Societal CDMO, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

75629F109

(CUSIP Number)

February 23, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75629F109

(1)	Names of reporting persons Gerald J. Yakatan and Una Yakatan Co-Trustees, The Yakatan Family Trust dated April 4, 1989, as amended and fully restated on May 3, 2017.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 5,000,000(1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 5,000,000(1)

(9)	Aggregate amount beneficially owned by each reporting person 5,000,000(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.86%(2)
(12)	Type of reporting person (see instructions) OO

(1)	Names of reporting persons Gerald J. Yakatan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 5,000,000(1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 5,000,000(1)

(9)	Aggregate amount beneficially owned by each reporting person 5,000,000(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.86%(2)
(12)	Type of reporting person (see instructions) IN

(1)	Names of reporting persons Una Yakatan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 5,000,000(1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 5,000,000(1)

(9)	Aggregate amount beneficially owned by each reporting person 5,000,000(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.86%(2)
(12)	Type of reporting person (see instructions) IN

(1)

Consists of 5,000,000 shares of Common Stock directly owned by Gerald J. Yakatan and Una Yakatan Co-Trustees, The Yakatan Family Trust dated April 4, 1989, as amended and fully restated on May 3, 2017 (the “Yakatan Family Trust”). Mr. Yakatan and his spouse share voting and dispositive power over the shares held by the Yakatan Family Trust and each of Mr. Yakatan and his spouse is a trustee of the Yakatan Family Trust.

(2)

Percentage ownership is calculated based on 56,424,189 shares of common stock of the Issuer outstanding as of February 25, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 1, 2022.

Item 1(a)	Name of Issuer:

Societal CDMO, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1 E. Uwchlan Ave., Suite 112

Exton, Pennsylvania 19341

Item 2 (a)	Name of Person Filing:

Gerald J. Yakatan and Una Yakatan Co-Trustees, The Yakatan Family Trust dated April 4, 1989, as amended and fully restated on May 3, 2017 (the “Yakatan Family Trust”), Gerald J. Yakatan and Una Yakatan.

Each of the Yakatan Family Trust, Mr. Yakatan, and Ms. Yakatan are referred to herein as a “Reporting Person.”

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1.

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

13813 Boquita Drive

Del Mar, California 92014

Item 2 (c)	Citizenship:

The Yakatan Family Trust is a California trust. Mr. Yakatan and Ms. Yakatan are U.S. citizens.

Item 2 (d)	Title of Class of Securities:

Common stock, par value $0.01 per share

Item 2 (e)	CUSIP Number:

75629F109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page.

(b)	Percent of class:

See Row 11 of cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for the Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for the Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2022

The Yakatan Family Trust dated April 4, 1989, as amended and fully restated on May 3, 2017

/s/ Gerald J. Yakatan
Name: Gerald J. Yakatan Title: Trustee

/s/ Gerald J. Yakatan
Gerald J. Yakatan

/s/ Una Yakatan
Una Yakatan

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 24, 2022 by and among Gerald J. Yakatan and Una Yakatan Co-Trustees, The Yakatan Family Trust dated April 4, 1989, as amended and fully restated on May 3, 2017, Gerald J. Yakatan and Una Yakatan